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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

8-52614

SEC FILE NUMBER
8-65352

SEC MAIL RECEIVED PROCESSING MAR 03 2003 WASH. D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Prescient Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

445 Hamilton Avenue
(No. and Street)

White Plains (City) **New York** (State) **10601** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Lankford **(215) 809-3165**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, middle name)

1177 Avenue of the Americas (Address) **New York** (City) **NY** (State) **10036** (Zip Code)

PROCESSED
MAR 27 2003
THOMSON FINANCIAL

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prescient Securities, LLC as of December 31, 2002, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer

Signature

Signature

Colleen A. Hussey

Notary Public

COLLEEN A. HUSSEY
Notary Public, State of New York
No. 01HU6009082
Qualified in New York County
Commission Expires June 22, 200E

This report contains:

[X] (a) Facing Page

[X] (b) Statement of Financial Condition

[X] (c) Statement of Income (Loss).

[X] (d) Statement of Changes in Financial Condition.

[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[X] (g) Computation of Net Capital.

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3

[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

Prescient Securities, LLC

Statement of Financial Condition
As of December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Member of
Prescient Securities LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Prescient Securities, LLC (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2003

Prescient Securities, LLC
Statement of Financial Condition
December 31, 2002

Assets		
Cash	$	119,970
Total Assets	$	119,970
Liabilities and Equity		
Payable to Parent	$	61,912
Total Liabilities		61,912
Member's Equity		58,058
Total Liabilities and Member's Equity	$	119,970

The accompanying notes are an integral part of this financial statement.

1. Organization and Significant Accounting Policies

Prescient Securities, LLC (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Prescient Markets, Inc.("PMI") whose ultimate parent is SunGard Data Systems, Inc. ("SunGard").

The principal source of the Company's income is generated from executing securities transactions as an agent on behalf of PMI. PMI provides an internet-based platform used for electronic trading of commercial paper. The Company earns fees primarily from issuers for placing commercial paper.

PMI provides basic operational services to the Company in the ordinary course of its business, including, but not limited to, administrative, financial and accounting, information systems, office space and equipment, research services and marketing services. In connection with providing such services, PMI pays all overhead expenses on behalf of the Company. In return, the Company pays a monthly management fee to PMI.

The Company records revenue and related expenses on a trade-date basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash represents deposits at two U.S. commercial banks.

The Company is part of a Federal consolidated return with SunGard and PMI and a combined state and local returns with PMI. Pursuant to an informal tax sharing arrangement, the Company computes its tax provision in a separate company basis and is reimbursed for benefits to the extent they can be utilized in the consolidated returns.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and under certain conditions the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $58,786, which exceeded the minimum requirement of $5,000 by $53,786. The Company's net capital ratio was .96 to 1.

The Company has claimed exemption from Rule 15c3-3 under the provisions in Section (k)(2)(i).

3. Related Party Transactions

As compensation for various services provided, the Company pays PMI a monthly management fee equal to 95% of the Company's monthly net income, if any, for use of PMI's trading platform. The obligation of the Company to make such payments exist only to the extent such revenues have actually been received in the form of cash. The Company will not be obligated to

make any such payments based on accrued commissions or revenues receivable until such receivables have been collected.

In the event that payment of the management fee by the Company would result in its net capital falling below 120% of the minimum net capital requirement, as defined under SEC Rule 15c3-1(a)(2)(iii) (the "Minimum Net Capital"), PMI has agreed to waive payment on that portion of the management fee which would result in the Company's capital to be reduced to an amount less that the Minimum Net Capital required. Should the Company's capital be reduced to the Minimum Net Capital required as a result of the payment of the management fee, the amount of such fees and expenses which are not paid shall be waived by PMI, and the Company shall in no way be obligated to repay PMI for such management fees not paid.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Stockholder of Prescient Securities, LLC Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of Prescient Securities, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2003